UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Summit Global Logistics, Inc.

File No. 0-51091 - CF#19310

Summit Global Logistics, Inc. (formerly Aerobic Creations, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on November 13, 2006.

Based on representations by Summit Global Logistics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.22   through August 31, 2008

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Rolaine S. Bancroft
        Special Counsel